FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2004.

Total number of pages: 33

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

NEWS RELEASE

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

(FROM APRIL 1, 2004 TO SEPTEMBER 30, 2004)

CONSOLIDATED

Released on November 30, 2004

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 (U.S. GAAP, unaudited)

   CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the six monthsended September 30,

	2003	2004	2004
Net sales	¥ 119,040	¥ 236,405	$ 2,128,816
Operating income	11,325	24,096	216,983
Income before provision for income taxes	9,569	27,432	247,024
Net income	8,403	16,049	144,520

Per share data
Net income
－Basic	¥ 132.08	¥ 233.78	$ 2.11
－Diluted	¥ 128.09	¥ 222.39	$ 2.00

   CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	March 31, 2004	September 30, 2004	September 30, 2004
Current assets	¥ 246,415	¥ 272,818	$ 2,456,712
Investments	22,151	19,893	179,136
Property, plant, equipment and others	175,320	193,299	1,740,649
Total assets	443,886	486,010	4,376,497

Current liabilities	206,794	170,116	1,531,887
Long-term liabilities	77,915	79,182	713,030
Minority interest in consolidated subsidiaries	49,131	49,906	449,401
Shareholders’ equity	110,046	186,806	1,682,179
Total liabilities and shareholders’ equity	¥ 443,886	¥ 486,010	$ 4,376,497

   CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the six monthsended September 30,
	2003	2004	2004
Net cash provided by operating activities	¥ 13,406	¥ 16,786	$ 151,157
Net cash used in investing activities	(20,433)	(21,507)	(193,669)
Net cash provided by financing activities	7,089	216	1,945
Effect of exchange rate changes on cash and cash equivalents	(1,189)	1,473	13,264

Net decrease in cash and cash equivalents	(1,127)	(3,032)	(27,303)
Cash and cash equivalents at beginning of period	33,039	73,392	660,891

Cash and cash equivalents at end of the second quarter	¥ 31,912	¥ 70,360	$ 633,588

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2004 Compared to Six Months Ended September 30, 2003

Net Sales

Our net sales increased ¥117,365 million, or 98.6%, from ¥119,040 million for the six months ended September 30, 2003 to ¥236,405 million for the six months ended September 30, 2004. This increase was mainly due to the addition of newly consolidated subsidiaries. Net sales of Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies newly consolidated in January and February 2004 as a result of an increase in our ownership interest, were included in our net sales for the six months ended September 30, 2004. Net sales of these newly consolidated subsidiaries for the six months ended September 30, 2004 were ¥104,506 million in total. Therefore, excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥12,860 million, or 10.8%, from ¥119,040 million for the six months ended September 30, 2003 to ¥131,900 million for the six months ended September 30, 2004. This was due primarily to an increase in sales of other small precision brushless DC motors and machinery.

Net sales of our hard disk drives spindle motors increased ¥2,770 million, or 5.5%, from ¥50,260 million for the six months ended September 30, 2003 to ¥53,030 million for the six months ended September 30, 2004. Sales volume of our hard disk drives spindle motors increased by 17% against the previous interim period, but it only increased by 5.5% in net sales. The exchange rate advanced in line with the yen’s appreciation by 7%, as compared to the same period in the previous fiscal year, and taking this into account, net sales on the basis of the dollar increased by approximately 12.5%. Further downsizing of our hard disk drives spindle motors was indicated by an increase in motors smaller than 1.8 inches and the sales volume of these ultra-small size motors more than tripled from the previous interim period. Sales volume of 2.5-inch motors increased by more than 10% from the previous interim period, but did not recover to the level of the second half of the previous fiscal year, when sales were brisk.

Net sales of other small precision brushless DC motors increased ¥14,007 million, or 95.0%, from ¥14,750 million for the six months ended September 30, 2003 to ¥28,757 million for the six months ended September 30, 2004. This was due to the addition of sales of Sankyo Seiki Mfg. Co., Ltd. as a result of an expansion in the scope of consolidation. Even excluding the impact of Sankyo Seiki Mfg. Co., Ltd., net sales steadily increased 6.2% and sales volume increased by 20%. Net sales of other small precision brushless DC motors accounted for 12.4% of total net sales for the six months ended September 30, 2003 and 12.2% of total net sales for the six months ended September 30, 2004.

Net sales of our brushless DC fans increased ¥3,552 million, or 25.6%, from ¥13,849 million for the six months ended September 30, 2003 to ¥17,401 million for the six months ended September 30, 2004. Excluding the contribution from newly consolidated subsidiaries, net sales of our brushless DC fans increased ¥3,295 million or 23.8% from ¥13,849 million for the six months ended September 30, 2003 to ¥17,144 million for the six months ended September 30, 2004, and sales volume increased by about 7%. This was due to the fact that high-end products with a higher sales price gained a presence in the product mix. Net sales of brushless DC fans accounted for 11.6% of total net sales for the six months ended September 30, 2003 and 7.4% of total net sales for the six months ended September 30, 2004.

Net sales of mid-size motors increased ¥2,033 million, or 12.2%, from ¥16,664 million for the six months ended September 30, 2003 to ¥18,697 million for the six months ended September 30, 2004. This increase was due to an increase in sales of motors for home appliances and industrial equipment. Net sales of motors for automobiles slightly decreased due to a shift to sales of motor units without electronic controllers. Net sales of mid-size motors accounted for 14.0% of our total net sales for the six months ended September 30, 2003 and 7.9% of total net sales for the six months ended September 30, 2004.

Net sales of machinery increased ¥24,945 million, or 202.3%, from ¥12,331 million for the six months ended September 30, 2003 to ¥37,276 million for the six months ended September 30, 2004. ¥21,102 million, out of total increase, was from the addition of Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. as a result of expansion in the scope of consolidation. The difference of ¥3,844 million was the net sales of previous consolidated companies, which increased by 31.2% from the previous interim period. Net sales of machinery accounted for 10.4% of our total net sales for the six months ended September 30, 2003 and 15.8% of total net sales for the six months ended September 30, 2004.

The “Electronic and Optical components” segment is a new business category established as a result of expansion in the scope of consolidation. This segment includes optical pickup units, shutters for digital cameras and trimmer potentiometers produced by Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Nemicon Corporation. (Note: Products of Nidec Nemicon Corporation had been included in the “Others” segment until the previous fiscal year ended March 31, 2004). Sales from this business for the six months ended September 30, 2004 totaled ¥64,964 million.

Net sales of others increased ¥2,933 million, or 36.8%, from ¥7,964 million for the six months ended September 30, 2003 to ¥10,897 million for the six months ended September 30, 2004. This increase includes ¥1,970 million due primarily to the addition of net sales from two newly consolidated companies, Sankyo Seiki Mfg. Co., Ltd. and Nidec Logistics Corporation. Excluding the contribution from these newly consolidated subsidiaries, net sales of others increased ¥963 million, or 12.1%, to ¥8,927 million for the six months ended September 30, 2004. Sales of automobile components manufactured by Nidec Tosok Corporation increased during this period. Net sales of others accounted for 6.7% of total net sales for the six months ended September 30, 2003 and 4.6% of total net sales for the six months ended September 30, 2004.

Cost of Products Sold

Our cost of products sold increased ¥88,110 million, or 94.5%, from ¥93,283 million for the six months ended September 30, 2003 to ¥181,393 million for the six months ended September 30, 2004. Much of the increase in absolute terms was attributable to our newly consolidated subsidiaries, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and others, in which we increased our ownership interest and which became consolidated subsidiaries in January and February 2004. Excluding the contribution from these newly consolidated subsidiaries, cost of products sold increased ¥5,443 million, or 5.8%, from ¥93,283 million for the six months ended September 30, 2003 to ¥98,726 million for the six months ended September 30, 2004 due primarily to the increase in line with the advancement in sales. As a percentage of net sales, cost of sales decreased from 78.4% for the six months ended September 30, 2003 to 76.7% for the six months ended September 30, 2004.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥7,803 million, or 72.2%, from ¥10,805 million for the six months ended September 30, 2003 to ¥18,608 million for the six months ended September 30, 2004. This increase was mainly due to additional expenses of our newly consolidated subsidiaries as described before. As a percentage of net sales, selling, general and administrative expenses decreased from 9.1% for the six months ended September 30, 2003 to 7.9% for the six months ended September 30, 2004. Excluding the additional expenses from these newly consolidated subsidiaries, selling, general and administrative expenses decreased ¥60 million, or 0.6%, to ¥10,745 million.

Research and Development Expenses

Our research and development expenses increased ¥8,681 million, or 239.3%, from ¥3,627 million for the six months ended September 30, 2003 to ¥12,308 million for the six months ended September 30, 2004. This increase was mainly due to the additional expenses of our newly consolidated subsidiaries. Excluding the additional expenses of these newly consolidated subsidiaries, research and development expenses increased ¥4,591 million, or 126.6%, from ¥3,627 million for the six months ended September 30, 2003 to ¥8,218 million for the six months ended September 30, 2004. This increase was mainly due to an increase in our research and development efforts with respect to fluid dynamic bearing motors and mid-size motors for automobile steering systems. Expenses related to an increase in research and development resources, including labor costs for technical personnel, were another contributing factor. As a percentage of net sales, research and development expenses increased from 3.0% for the six months ended September 30, 2003 to 5.2% for the six months ended September 30, 2004. Excluding the impact from these newly consolidated subsidiaries, as a percentage of net sales, research and development expenses increased from 3.0% for the six months ended September 30, 2003 to 6.3% for the six months ended September 30, 2004.

Operating Income

As a result of the foregoing factors, our operating income increased ¥12,771 million, or 112.8%, from ¥11,325 million for the six months ended September 30, 2003 to ¥24,096 million for the six months ended September 30, 2004. As a percentage of net sales, operating income increased from 9.5% for the six months ended September 30, 2003 to 10.2% for the six months ended September 30, 2004.

Other Income (Expenses)

We had other income in the amount of ¥3,336 million for the six months ended September 30, 2004 while we incurred other expenses in the amount of ¥1,756 million for the six months ended September 30, 2003.

Interest and dividend income increased from ¥124 million for the six months ended September 30, 2003 to ¥344 million for the six months ended September 30, 2004. This was mainly due to the addition of our newly consolidated subsidiaries. Excluding the addition of these newly consolidated subsidiaries, interest and dividend income increased by ¥65 million from ¥124 million for the six months ended September 30, 2003 to ¥189 million for the six months ended September 30, 2004. This was mainly due to the increased average balance of our foreign currency deposits and higher interest rates.

Interest expenses increased from ¥413 million for the six months ended September 30, 2003 to ¥513 million for the six months ended September 30, 2004. This was primarily due to the addition of our newly consolidated subsidiaries by ¥124 million despite a marked decrease in short term borrowings.

Gains from sales of marketable securities increased from ¥6 million for the six months ended September 30, 2003 to ¥755 million for the six months ended September 30, 2004. The increases in the gains from sales of marketable securities derived mainly from the increase in the value of the marketable securities due to a steady condition in the domestic stock market.

Foreign exchange gains increased from losses of ¥1,677 million for the six months ended September 30, 2003 to gains of ¥3,212 million for the six months ended September 30, 2004. This increase was mainly due to the addition of our newly consolidated subsidiaries. Excluding the addition of these newly consolidated subsidiaries, foreign exchange gains increased from losses of ¥1,677 million for the six months ended September 30, 2003 to gains of ¥1,797 million for the six months ended September 30, 2004. This was primarily due to efforts at implementing effective currency conversion operations from foreign currencies to Japanese yen. The exchange rate of the yen continued to depreciate against the U.S. dollar during this fiscal period. It was 120.20 per U.S. dollar as of March 31, 2003 and 111.25 per U.S. dollar as of September 30, 2003. It was 105.69 per U.S. dollar as of March 31, 2004 and 111.05 per U.S. dollar as of September 30, 2004.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥17,863 million, or 186.7%, from ¥9,569 million for the six months ended September 30, 2003 to ¥27,432 million for the six months ended September 30, 2004.

Provision for Income Taxes

Our provision for income taxes increased 216.4% from ¥1,847 million for the six months ended September 30, 2003 to ¥5,843 million for the six months ended September 30, 2004. The estimated effective tax rate for the six-month period ended September 30, 2004 was higher compared to the estimated effective tax rate for the six-month period ended September 30, 2003. This was mainly because the rates of tax benefit in foreign subsidiaries and tax on undistributed earnings decreased due to a drop in the share of overseas subsidiaries with lower tax rates to total income by adding Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation to consolidated subsidiaries. The valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased mainly due to a decrease in the loss carryforwards for tax purposes as a result of the recovery in profitability of Sankyo Seiki Mfg. Co., Ltd.

Minority Interest in Income of Consolidated Subsidiaries

For the six months ended September 30, 2004, minority interest in income of our consolidated subsidiaries increased to ¥5,528 million from ¥573 million for the six months ended September 30, 2003. This was because the addition of newly consolidated subsidiaries, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies in January and February 2004.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net losses of affiliated companies in the amount of ¥12 million for the six months ended September 30, 2004 and equity in net income in our affiliated companies in the amount of ¥1,254 million for the six months ended September 30, 2003. This was mainly due to a decrease in the number of affiliates using the equity method as we acquired additional ownership in Nidec Copal Electronics Corporation and Nidec Copal Corporation, which were consolidated in January and February 2004, respectively.

Net Income

As a result of the foregoing, our net income increased from ¥8,403 million for the six months ended September 30, 2003 to ¥16,049 million for the six months ended September 30, 2004.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have twelve reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s 11 consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Taiwan Corporation, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation and Nidec Power Motor Corporation.

Nidec Taiwan Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. were identified as reportable segments in the 4th quarter of 2004. And we excluded Nidec America Corporation based on reduced significance in the current period. Segment information for the six months ended September 30, 2003 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit or loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec, Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. apply Japanese GAAP, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec (Dalian) Limited applies Chinese accounting principles and Nidec Taiwan Corporation applies Taiwanese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the six months ended September 30, 2003 and 2004. The second table shows operating profit or loss by reportable operating segment for the six months ended September 30, 2003 and 2004:

	Six months ended September 30,
	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 30,951	¥ 27,910	$ 251,328
Intersegment revenues	28,664	31,672	285,205

Sub total	59,615	59,582	536,533
Nidec Electronics (Thailand)
External revenues	14,774	16,062	144,638
Intersegment revenues	8,545	9,304	83,782

Sub total	¥ 23,319	¥ 25,366	$ 228,420
Nidec (Dalian)
External revenues	¥ 38	¥ 260	$ 2,341
Intersegment revenues	16,004	18,747	168,816

Sub total	16,042	19,007	171,157

	Six months ended September 30,
	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Nidec Taiwan
External revenues	6,290	5,804	52,265
Intersegment revenues	614	557	5,016

Sub total	6,904	6,361	57,281
Nidec Singapore
External revenues	17,748	19,484	175,452
Intersegment revenues	1,581	1,046	9,419

Sub total	19,329	20,530	184,871
Nidec Philippines
External revenues	821	688	6,195
Intersegment revenues	9,601	9,224	83,062

Sub total	10,422	9,912	89,257
Sankyo Seiki
External revenues	-	33,266	299,559
Intersegment revenues	-	9,667	87,051

Sub total	-	42,933	386,610
Nidec Copal
External revenues	-	29,033	261,441
Intersegment revenues	-	4,826	43,458

Sub total	-	33,859	304,899
Nidec Tosok
External revenues	9,947	11,912	107,267
Intersegment revenues	267	379	3,413

Sub total	10,214	12,291	110,680
Nidec Copal Electronics
External revenues	-	9,851	88,708
Intersegment revenues	-	1,192	10,734

Sub total	-	11,043	99,442
Nidec Shibaura
External revenues	8,167	8,098	72,922
Intersegment revenues	1,143	4,063	36,587

Sub total	9,310	12,161	109,509
Nidec Power Motor
External revenues	3,955	5,253	47,303
Intersegment revenues	63	174	1,567

Sub total	4,018	5,427	48,870
All Others
External revenues	25,950	68,372	615,687
Intersegment revenues	30,346	80,482	724,736

Sub total	56,296	148,854	1,340,423
Total
External revenues	118,641	235,993	2,125,106
Intersegment revenues	96,828	171,333	1,542,846

Adjustments(*)	399	412	3,710
Intersegment elimination	(96,828)	(171,333)	(1,542,846)

Consolidated total (net sales)	¥ 119,040	¥ 236,405	$ 2,128,816

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Six months ended September 30,

	2003	2004	2004

	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 646	¥ 651	$ 5,862
Nidec Electronics (Thailand)	3,838	4,097	36,893
Nidec (Dalian)	1,403	1,600	14,408
Nidec Taiwan	208	115	1,036
Nidec Singapore	993	1,137	10,239
Nidec Philippines	581	(203)	(1,828)
Sankyo Seiki	-	3,276	29,500
Nidec Copal	-	1,656	14,912
Nidec Tosok	645	677	6,096
Nidec Copal Electronics	-	1,768	15,921
Nidec Shibaura	425	631	5,682
Nidec Power Motor	113	298	2,683
All Others	3,223	8,291	74,661

Total	12,075	23,994	216,065

Adjustments (*)	(750)	102	918

Consolidated total	¥ 11,325	¥ 24,096	$ 216,983

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of Nidec remained at approximately the same level with a decrease of ¥33 million from ¥59,615 million for the six months ended September 30, 2003 to ¥59,582 million for the six months ended September 30, 2004. External revenues of Nidec decreased ¥3,041 million, or 9.8%, from ¥30,951 million for the six months ended September 30, 2003 to ¥27,910 million for the six months ended September 30, 2004. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors due to a change in sales methods for some overseas customers. Sales to some overseas customers that were previously made through Nidec are now made through direct transactions between our overseas subsidiaries and customers. However intersegment revenues of Nidec increased ¥3,008 million, or 10.5%, from ¥28,664 million for the six months ended September 30, 2003 to ¥31,672 million for the six months ended September 30, 2004. This increase resulted primarily from an increase in sales of hard disk drives spindle motors to a main customer through Nidec Singapore Pte. Ltd. Operating profit of Nidec increased 0.8% from ¥646 million for the six months ended September 30, 2003 to ¥651million for the six months ended September 30, 2004.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 8.8% from ¥23,319 million for the six months ended September 30, 2003 to ¥25,366 million for the six months ended September 30, 2004 due primarily to an increase in sales of fluid dynamic bearing motors to main customers. Operating profit increased 6.7% from ¥3,838 million for the six months ended September 30, 2003 to ¥4,097 million for the six months ended September 30, 2004. The increase in operating income resulted primarily from a decrease in cost of sales-depreciation calculated on the basis of declining balance method.

Net sales of Nidec (Dalian) Limited increased 18.5% from ¥16,042 million for the six months ended September 30, 2003 to ¥19,007 million for the six months ended September 30, 2004. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type PCs. Operating profit increased 14.0% from ¥1,403 million for the six months ended September 30, 2003 to ¥1,600 million for the six months ended September 30, 2004. The major reason for this increase in operating profit came from the increased efficiencies of scale realized by increased mass production of brushless DC fans.

Net sales of Nidec Taiwan Corporation decreased 7.9% from ¥6,904 million for the six months ended September 30, 2003 to ¥6,361 million for the six months ended September 30, 2004 due primarily to a decrease in customer demand for brushless DC fans and DC motors. Operating profit decreased 44.7% from ¥208 million for the six months ended September 30, 2003 to ¥115 million for the six months ended September 30, 2004 due primarily to a decrease in sales and a drop in the unit price of brushless DC fans.

Net sales of Nidec Singapore Pte. Ltd. increased 6.2% from ¥19,329 million for the six months ended September 30, 2003 to ¥20,530 million for the six months ended September 30, 2004 due primarily to an increase in sales of hard disk drives spindle motors to main customers. Operating profit of Nidec Singapore Pte. Ltd. increased 14.5% from ¥993 million for the six months ended September 30, 2003 to ¥1,137 million for the six months ended September 30, 2004 due primarily to an increase in sales from the profitable manufacturing division.

Net sales of Nidec Philippines Corporation decreased 4.9% from ¥10,422 million for the six months ended September 30, 2003 to ¥9,912 million for the six months ended September 30, 2004. This decrease in sales was due primarily to a decrease in sales of conventional ball bearing motors to a few large customers, and a main customer in Thailand purchased fluid dynamic bearing motors from Nidec Electronics (Thailand) Co. Ltd. instead. Operating profit of Nidec Philippines Corporation decreased from ¥581 million for the six months ended September 30, 2003 to a negative ¥203 million for the six months ended September 30, 2004. This decrease was due primarily to a decrease in sales and an increase in depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing motors production capacity. The adverse impact from decentralization of production to two factories as a result of absorbing the FDB department of Sankyo Seiki Mfg. Co., Ltd. and an increase in fixed costs not fully absorbed, also contributed to a profit decrease in the half year. Absorption and improvement of negative factors have advanced, however, and it will be nearly completed in the third quarter of this fiscal year.

Net sales and operating profit of Sankyo Seiki Mfg. Co., Ltd. were ¥42,933 million and ¥3,276 million, respectively, for the six months ended September 30, 2004. Sankyo Seiki Mfg. Co., Ltd. has been consolidated since February 2004.

Net sales and operating profit of Nidec Copal Corporation were ¥33,859 million and ¥1,656 million, respectively, for the six months ended September 30, 2004. Nidec Copal Corporation has been consolidated since February 2004.

Net sales of Nidec Tosok Corporation increased 20.3% from ¥10,214 million for the six months ended September 30, 2003 to ¥12,291 million for the six months ended September 30, 2004 due primarily to an increase in sales of automobile parts and semiconductor fabrication equipment. Operating profit increased 5.0% from ¥645 million for the six months ended September 30, 2003 to ¥677 million for the six months ended September 30, 2004. The reason of the lower increased percentage compared to the sales growth rate was due primarily to an increase in research and development expenses related to automobile parts and in cost of sales-depreciation of tangible fixed assets related to the head office.

Net sales and operating profit of Nidec Copal Electronics Corporation were ¥11,043 million and ¥1,768 million, respectively, for the six months ended September 30, 2004. Nidec Copal Electronics Corporation has been consolidated since January 2004.

Net sales of Nidec Shibaura Corporation increased 30.6% from ¥9,310 million for the six months ended September 30, 2003 to ¥12,161 million for the six months ended September 30, 2004 due primarily to an increase in sales of machines from the trading division and mid-size motors. Operating profit increased 48.5% from ¥425 million for the six months ended September 30, 2003 to ¥631 million for the six months ended September 30, 2004. The major reason for this increase in operating profit came from an increase in sales of machines from the trading division and mid-size motors and the increased efficiencies of scale realized by increased mass production of mid-size motors.

Net sales of Nidec Power Motor Corporation increased 35.1% from ¥4,018 million for the six months ended September 30, 2003 to ¥5,427 million for the six months ended September 30, 2004. This was due primarily to an increased demand for AC motors across industries. Operating profit of Nidec Power Motor Corporation increased 163.7% from ¥113 million for the six months ended September 30, 2003 to ¥298 million for the six months ended September 30, 2004. This was due primarily to an increase in sales and a successful shift of production to China.

Within the All Others segment, net sales increased 164.4% from ¥56,296 million for the six months ended September 30, 2003 to ¥148,854 million for the six months ended September 30, 2004. Operating profit also increased 157.2% from ¥3,223 million for the six months ended September 30, 2003 to ¥8,291 million for the six months ended September 30, 2004. Net sales and operating profits of our newly consolidated subsidiaries other than Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. were ¥77,519 million and ¥3,571 million for the six months ended September 30, 2004, respectively, and were included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales and operating profit increased ¥15,039 million and ¥1,497 million, respectively, mainly due to the expansion in production capacity and improvement in profitability in Nidec (Dongguan) Corporation and Nidec (Zhejiang) Corporation.

Liquidity and Capital Resources

During the six months ended September 30, 2004, our total assets increased ¥42,124 million, or 9.5%, to ¥486,010 million. Trade accounts receivable and inventories increased ¥16,587 million and ¥10,214 million, respectively, due to an increase in sales. Property, plant and equipment increased ¥11,984 million mainly due to construction of the new head office in Nidec Tosok Corporation and additional machinery and equipment for an increase in production in overseas companies.

During the six months ended September 30, 2004, our total liabilities decreased ¥35,411 million, or 12.4%, to ¥249,298 million. This was mainly due to a decrease in short-term borrowings of ¥55,964 million. On the other hand, trade notes and accounts payable increased ¥15,524 million due to an increase in purchases.

During the six months ended September 30, 2004, our working capital increased ¥63,081 million, or 159.2%, to ¥102,702 million. This increase was mainly due to a decrease in short-term borrowings and an increase in inventories.

During the six months ended September 30, 2004, total shareholders’ equity increased ¥76,760 million, or 69.8%, to ¥186,806 million. This increase was mainly due to the issuance of 5,620,000 new shares of ¥59,966 million and an increase in retained earnings of ¥15,074 million offset by dividends paid of ¥975 million. As a result, the ratio of stockholders’ equity to total assets increased 13.6% from 24.8% as of March 31, 2004 to 38.4% as of September 30, 2004.

Cash Flows

Net cash provided by operating activities increased ¥3,380 million from ¥13,406 million for the six months ended September 30, 2003 to ¥16,786 million for the six months ended September 30, 2004. This was mainly due to an increase in net income of ¥7,646 million. In addition, non-cash items such as depreciation, minority interest income, and equity in net income of affiliated companies increased ¥9,657 million. On the other hand, the total of changes in notes and accounts receivable, notes and accounts payable and inventories affected a negative ¥7,582 million and foreign currency adjustment also affected a negative ¥ 3,055 million. Excluding the effect of newly consolidated subsidiaries, net cash provided by operating activities decreased ¥3,366 million from ¥13,406 million to ¥10,040 million mainly due to an increase in inventories.

Net cash used in investing activities increased ¥1,074 million from ¥20,433 million for the six months ended September 30, 2003 to ¥21,507 million for the six months ended September 30, 2004 mainly due to an increase in additions to property, plant and equipment of ¥10,694 million and investments in consolidated subsidiaries of ¥7,465 million. While investments in and advances to affiliates decreased ¥13,180 because we made investments in Sankyo Seiki Mfg. Co., Ltd. last year. Excluding the effect of newly consolidated subsidiaries, net cash used by investing activities decreased ¥7,638 million from ¥20,433 million to ¥12,795 million mainly due to a decrease in investments to affiliates.

As a result of these factors, net cash flow (the difference between net cash provided by operating activities and net cash used in investing activities) increased ¥2,306 million from a negative ¥7,027 million for the six months ended September 30, 2003 to a negative ¥4,721 million for the six months ended September 30, 2004. Excluding the effect of newly consolidated subsidiaries, net cash flow increased ¥4,272 million from a negative ¥7,027 million to a negative 2,755 million.

Net cash provided by financing activities decreased ¥6,873 million from ¥7,089 million for the six months ended September 30, 2003 to ¥216 million for the six months ended September 30, 2004. This decrease was mainly due to an increase in the repayment of short-term borrowings by ¥68,178 million, which was partly offset by an increase in proceeds from the issuance of new shares of ¥59,907 million. Excluding the effect of newly consolidated subsidiaries, net cash provided by financing activities increased ¥393 million from ¥7,089 million to ¥7,482 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥3,032 million from ¥73,392 million as of March 31, 2004 to ¥70,360 million as of September 30, 2004. Excluding the effect of newly consolidated subsidiaries, our total outstanding balance of cash and cash equivalents increased ¥5,560 million from ¥31,502 million as of March 31, 2004 to ¥37,062 million as of September 30, 2004.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2004
			September 30,
	March 31	September 30	2004

		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 73,392	¥ 70,360	$ 633,588
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥623 million in March and ¥506 million ($4,557 thousand) in September:
Notes	17,431	18,608	167,564
Accounts	96,509	113,096	1,018,424
Inventories:
Finished goods	15,850	19,469	175,317
Raw materials	10,267	14,835	133,588
Work in progress	15,016	15,947	143,602
Project in progress	886	1,164	10,482
Supplies and other	3,226	4,044	36,416
Prepaid expenses and other current assets	13,838	15,295	137,731

Total current assets	246,415	272,818	2,456,712

Marketable securities and other securities investments	19,892	18,202	163,908
Investments in and advances to affiliates	2,259	1,691	15,228
Property, plant and equipment:
Land	30,532	31,591	284,476
Buildings	73,860	78,604	707,825
Machinery and equipment	163,401	177,304	1,596,614
Construction in progress	7,411	4,657	41,936

	275,204	292,156	2,630,851
Less - Accumulated depreciation	(142,792)	(147,760)	(1,330,572)

	132,412	144,396	1,300,279

Goodwill	28,078	35,989	324,079
Other non-current assets	14,830	12,914	116,291

Total assets	¥ 443,886	¥ 486,010	$ 4,376,497

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2004
			September 30,
	March 31	September 30	2004

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 86,636	¥ 30,672	$ 276,200
Current portion of long-term debt	2,653	2,895	26,069
Trade notes and accounts payable	93,418	108,942	981,018
Other current liabilities	24,087	27,607	248,600

Total current liabilities	206,794	170,116	1,531,887

Long-term liabilities:
Long-term debt	45,025	45,368	408,537
Accrued pension and severance costs	29,836	27,778	250,140
Other long-term liabilities	3,054	6,036	54,353

Total long-term liabilities	77,915	79,182	713,030

Minority interest in consolidated subsidiaries	49,131	49,906	449,401
Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2004; issued and outstanding: 65,017,898 shares in March and 70,649,665 shares in September	28,995	59,122	532,391
Additional paid-in capital	31,822	61,747	556,029
Retained earnings	57,887	72,961	657,010
Accumulated other comprehensive income (loss)	(8,535)	(6,885)	(61,999)
Foreign currency translation adjustments	(11,475)	(9,412)	(84,755)
Unrealized gains on securities	2,972	2,559	23,044
Minimum pension liability adjustment	(32)	(32)	(288)
Treasury stock, at cost:14,360 shares in March and 15,781 shares in September	(123)	(139)	(1,252)

Total shareholders’ equity	110,046	186,806	1,682,179

Total liabilities and shareholders’ equity	¥ 443,886	¥ 486,010	$ 4,376,497

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the six-month period ended September 30		For the six-month period ended September 30,
		2003	2004	2004
	Net sales	¥ 119,040	¥ 236,405	$ 2,128,816

	Operating expenses:
	Cost of products sold	93,283	181,393	1,633,435
	Selling, general and administrative expenses	10,805	18,608	167,565
	Research and development expenses	3,627	12,308	110,833

		107,715	212,309	1,911,833

	Operating income	11,325	24,096	216,983

	Other income (expense):
	Interest and dividend income	124	344	3,098
	Interest expense	(413)	(513)	(4,620)
	Foreign exchange (loss) gain, net	(1,677)	3,212	28,924
	Loss on derivative instruments, net	(54)	(152)	(1,369)
	Gain from marketable securities, net	6	755	6,799
	Other, net	258	(310)	(2,791)

		(1,756)	3,336	30,041

	Income before provision for income taxes	9,569	27,432	247,024
	Provision for income taxes	(1,847)	(5,843)	(52,616)

	Income before minority interest and equity in earnings of affiliated companies	7,722	21,589	194,408
	Minority interest in income of consolidated subsidiaries	573	5,528	49,780
	Equity in net (income) losses of affiliated companies	(1,254)	12	108

	Net income	¥ 8,403	¥ 16,049	$ 144,520

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 132.08	¥ 233.78	$ 2.11
	－ diluted	¥ 128.09	¥ 222.39	$2.00
	Cash dividends	¥ 15.00	¥ 15.00	$ 0.14

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2004	65,017,898	¥ 28,995	¥ 31,822	¥ 57,887	¥ (8,535)	¥ (123)	¥ 110,046
Comprehensive income:
Net income				16,049			16,049
Other comprehensive income (loss):
Foreign currency translation adjustments					2,063		2,063
Unrealized gains on securities, net of reclassification adjustment					(413)		(413)
Minimum pension liability adjustment					-		-

Total comprehensive income							17,699

Dividends paid				(975)			(975)
Conversion of convertible debt	1,467	5	5				10
Issuance of new shares	5,620,000	30,084	30,076				60,160
Issuance cost of new stock			(194)				(194)
Exercise of stock option	10,300	38	38				76
Purchase of treasury stock						(16)	(16)

Balance at September 30, 2004	70,649,665	¥ 59,122	¥ 61,747	¥ 72,961	¥ (6,885)	¥ (139)	¥ 186,806

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2004	$261,099	$286,556	$521,270	$(76,857)	$(1,108)	$990,960
Comprehensive income:
Net income			144,520			144,520
Other comprehensive income (loss):
Foreign currency translation adjustments				18,577		18,577
Unrealized gains on securities, net of reclassification adjustment				(3,719)		(3,719)
Minimum pension liability adjustment				-		-

Total comprehensive income						159,378

Dividends paid			(8,780)			(8,780)
Conversion of convertible debt	45	45				90
Issuance of new shares	270,905	270,833				541,738
Issuance cost of new stock		(1,747)				(1,747)
Exercise of stock option	342	342				684
Purchase of treasury stock					(144)	(144)

Balance at September 30, 2004	$532,391	$556,029	$657,010	$(61,999)	$(1,252)	$1,682,179

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2003	2004	2004
Cash flows from operating activities:
Net income	¥ 8,403	¥ 16,049	$ 144,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,760	10,196	91,814
Gain from sales of marketable securities	(6)	(755)	(6,799)
Loss on sales and disposal of fixed assets	356	210	1,891
Minority interest in income of consolidated subsidiaries	573	5,528	49,780
Equity in net (income) loss of affiliated companies	(1,254)	12	108
Loss on derivative instruments, net	54	152	1,369
Foreign currency adjustments	1,565	(1,490)	(13,417)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(2,824)	(16,226)	(146,114)
Increase in inventories	(2,086)	(9,371)	(84,385)
Increase in notes and accounts payable	268	13,373	120,423
Increase in accrued income taxes	803	1,177	10,599
Other	794	(2,069)	(18,632)

Net cash provided by operating activities	13,406	16,786	151,157

Cash flows from investing activities:
Additions to property, plant and equipment	(7,098)	(17,792)	(160,216)
Proceeds from sales of property, plant and equipment	211	1,600	14,408
Purchases of marketable securities	(22)	(1)	(9)
Proceeds from sales of marketable securities	21	1,606	14,462
Investments in and advances to affiliates	(13,180)	-	-
Proceeds from sales of investments in affiliated companies	-	344	3,098
Investments in consolidated subsidiaries	(626)	(8,091)	(72,859)
Proceeds from additional investments in subsidiaries, net of cash acquired	278	23	207
Other	(17)	804	7,240

Net cash used in investing activities	(20,433)	(21,507)	(193,669)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	11,337	(56,841)	(511,851)
Proceeds from issuance of long-term debt	-	325	2,927
Repayments of long-term debt	(3,517)	(1,813)	(16,326)
Proceeds from issuance of new shares	-	59,907	539,460
Dividends paid	(953)	(975)	(8,780)
Other	222	(387)	(3,485)

Net cash provided by financing activities	7,089	216	1,945

Effect of exchange rate changes on cash and cash equivalents	(1,189)	1,473	13,264

Net decrease in cash and cash equivalents	(1,127)	(3,032)	(27,303)
Cash and cash equivalents at beginning of period	33,039	73,392	660,891

Cash and cash equivalents at end of the second quarter	¥ 31,912	¥ 70,360	$ 633,588

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2004 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥111.05= US$1, the approximate current exchange rate at September 30, 2004.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the six-month period ended September 30, 2003, have been made to conform to the presentation used for the six-month period ended September 30, 2004.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment.

We have completed the annual impairment test for existing goodwill as required by SFAS No. 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the six-month period ended September 30, 2004 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2004	¥ 28,078	$ 252,841
Acquired during six month period	7,911	71,238

Balance as of September 30, 2004	¥ 35,989	$ 324,079

During this six months, we acquired additional ownership interests of 2.94% and 1.00% in Nidec Copal Corporation (“NCPL”) and Nidec Tosok Corporation (“NTSC”), respectively, and our ownership interests increased to 53.9% in NCPL and 58.6% in NTSC. The carrying amount of goodwill acquired during this six months were ¥2,211 million for NCPL and ¥170 million for NTSC, respectively. In addition, we adjusted the goodwill related to Sankyo’s acquisition due to an excess compensating liability, which was related to the termination of Sankyo’s pension plan. As a result, we included the adjustment in “Acquired during six month period”.

3. Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (63,621,941 and 68,650,604 shares for the six-month period ended September 30, 2003 and 2004, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period (65,826,848 and 72,267,375 shares for the six-month period ended September 30, 2003 and 2004, respectively).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,
	2003	2004	2004

Net revenue	¥ 47,369	¥ 3,569	$ 32,139
Gross profit	¥ 8,919	¥209	$ 1,882
Net income	¥ 2,759	¥ 21	$ 189

In January and February 2004, Nidec acquired additional ownership of Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. all of which became consolidated subsidiaries as a result.

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2003 and 2004 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2003	2004	2004
Service cost	346	646	5,817
Interest cost	105	435	3,917
Expected return on plan assets	(41)	(193)	(1,738)
Amortization of unrecognized net actuarial loss	62	14	126
Amortization of net transition obligation	46	-	-
Amortization of unrecognized prior service cost	(31)	(31)	(279)
Cost for defined contribution plans	46	101	909
Gains from curtailments and settlements	(459)	(279)	(2,512)

Net periodic pension cost	¥ (74)	¥ 693	$ 6,240

Gains from curtailments and settlements in 2003 and 2004 were due to the transitions from defined benefit plans to defined contribution plans at Nidec Tosok Corporation and Nissin Kohki Co., Ltd., respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 42.0% and 41.0% for the six-month periods ended September 30, 2003 and 2004, respectively. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the six-month period ended September 30
	2003	2004
Statutory tax rate	42.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(26.6)	(14.0)
Tax on undistributed earnings	5.8	1.1
Valuation allowance	(1.9)	(6.7)
Other	0	(0.1)

Estimated effective income tax rate	19.3%	21.3%

The estimated effective tax rate for the six-month period ended September 30, 2004 was higher compared to the estimated effective tax rate for the six-month period ended September 30, 2003. This was mainly because the rates of tax benefit in foreign subsidiaries and tax on undistributed earnings decreased due to a drop in the share of overseas subsidiaries with lower tax rates to total income by adding Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation to consolidated subsidiaries. The valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased mainly due to a decrease in the loss carryforwards for tax purposes as a result of the recovery in profitability of Sankyo Seiki Mfg. Co., Ltd.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Stock-based compensation

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, the number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options are exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price is determined as ¥7,350 ($66.19) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the date of grant.

	Number of options	Exercise price (per share)
Granted	2,967	¥ 7,350	$ 66.19
Exercised	103	7,350	66.19
Canceled	148	7,350	66.19

For the six-month period ended September 30, 2004	2,716	7,350	66.19

Contractual life 4 years	2,716	¥ 7,350	$ 66.19
Exercisable options (shares): For the six-month period ended September 30, 2004	2,716	¥ 7,350	$ 66.19

The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, for the accounting of its stock-based compensation plans. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock is equal to the exercise price.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of option was ¥3,499 ($31.51) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the six-month period ended September 30, 2004
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the six-month period ended September 30, 2003 and 2004, if the fair value based method had been applied to.

	Yen in millions		U.S. dollars in thousands
(except for per share data)
	For the six-month period ended September 30		For the six-month period ended September 30,
	2003	2004	2004
Net income, as reported	¥ 8,403	¥ 16,049	$ 144,520
Deduct:
Stock-based employee compensation cost	(292)	(194)	(1,747)

Pro forma net income	¥ 8,111	¥ 15,855	$ 142,773

Net income per share:
Basic-as reported	¥ 132.08	¥ 233.78	$ 2.11
Basic-pro forma	¥ 127.49	¥ 230.95	$ 2.08

Diluted-as reported	¥ 128.09	¥ 222.39	$ 2.00
Diluted-pro forma	¥ 123.66	¥ 219.70	$ 1.98

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Comprehensive income

NIDEC’s total comprehensive income (loss) for the six-month period ended September 30, 2003 and 2004 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2003	2004	2004
Net income	¥ 8,403	¥ 16,049	$ 144,520
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,662)	2,063	18,577
Unrealized gains on securities, net of reclassification adjustment	1,477	(413)	(3,719)
Minimum pension liability adjustment	37	-	-

	(1,148)	1,650	14,858

Total comprehensive income	¥ 7,255	¥ 17,699	$159,378

9. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥716 million ($6,448 thousand) at September 30, 2004. On April 2002, NIDEC Corporation’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subconstractor of Nidec Tosok Corporation, totaling ¥311 million ($2,801 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam. Also, NIDEC has guaranteed bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults was approximately ¥405 million ($3,647 thousand) as of September 30, 2004.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

(1) Enterprise-wide information

The following table provides product information for the six-month period ended September 30, 2003 and 2004:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2003	2004	2004
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 50,260	¥ 53,030	$ 477,533
Other small precision brushless DC motors	14,750	28,757	258,955
Small precision brush DC motors	1,766	5,383	48,474
Brushless DC fans	13,849	17,401	156,695

Sub total	80,625	104,571	941,657
Mid-size motors	16,664	18,697	168,365
Machinery	12,331	37,276	335,669
Electronic and Optical components *1	1,456	64,964	584,998
Others	7,964	10,897	98,127

Consolidated total	¥ 119,040	¥ 236,405	$ 2,128,816

*1 Electronic and optical components was disclosed separately since this period because the materiality of such products group increased as a result of newly consolidation of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation and segment information for the six-month period ended September 30, 2003 has been restated to conform to the current presentation.

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Sankyo Seiki Mfg. Co., Ltd., or SNKC, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, and Nidec Power Motor Corporation, or NPMC, apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Taiwan Corporation, or NCT, applies Taiwanese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the twelve operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases.

We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenue from external customers and other financial information by operating segment for the six-month period ended September 30, 2003 and 2004, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
Revenue from external customers:	2003	2004	2004
NCJ	¥ 30,951	¥ 27,910	$ 251,328
NET	14,774	16,062	144,638
NCD	38	260	2,341
NCT	6,290	5,804	52,265
NCS	17,748	19,484	175,452
NCF	821	688	6,195
SNKC	-	33,266	299,559
NCPL	-	29,033	261,441
NTSC	9,947	11,912	107,267
NCEL	-	9,851	88,708
NSBC	8,167	8,098	72,922
NPMC	3,955	5,253	47,303
All Others	25,950	68,372	615,687

Total	118,641	235,993	2,125,106
Others *1	399	412	3,710

Consolidated total	¥ 119,040	¥ 236,405	$ 2,128,816

*1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP for the period ended September 30, 2003. On the other hand, the revenues of subsidiaries out of management reports due to their immateriality are main components for the period ended September 30, 2004.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2003	2004	2004
Revenue from other operating segments:
NCJ	¥ 28,664	¥ 31,672	$ 285,205
NET	8,545	9,304	83,782
NCD	16,004	18,747	168,816
NCT	614	557	5,016
NCS	1,581	1,046	9,419
NCF	9,601	9,224	83,062
SNKC	-	9,667	87,051
NCPL	-	4,826	43,458
NTSC	267	379	3,413
NCEL	-	1,192	10,734
NSBC	1,143	4,063	36,587
NPMC	63	174	1,567
All Others	30,346	80,482	724,736

Total	96,828	171,333	1,542,846
Intersegment elimination	(96,828)	(171,333)	(1,542,846)

Consolidated total	¥0	¥0	$0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30		For the six-month period ended September 30,
	2003	2004	2004
Segment profit or loss:
NCJ	¥ 646	¥ 651	$ 5,862
NET	3,838	4,097	36,893
NCD	1,403	1,600	14,408
NCT	208	115	1,036
NCS	993	1,137	10,239
NCF	581	(203)	(1,828)
SNKC	-	3,276	29,500
NCPL	-	1,656	14,912
NTSC	645	677	6,096
NCEL	-	1,768	15,921
NSBC	425	631	5,682
NPMC	113	298	2,683
All Others	3,223	8,291	74,661

Total	12,075	23,994	216,065
U.S. GAAP adjustments to accrue pension and severance costs	43	163	1,468
Consolidation adjustments mainly related to elimination of intercompany profits	(325)	(754)	(6,790)
Reclassification *1	(848)	667	6,006
Others *2	380	26	234

Consolidated total	¥ 11,325	¥ 24,096	$ 216,983

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on disposal of fixed assets for the period ended September 30, 2003 and profit caused by reversal of provision of retirement allowance for the period ended September 30, 2004.

*2 Others mainly include other U.S. GAAP adjustments such as leases.